# BIOSELF TECHNOLOGY LTD

## FINANCIAL STATEMENTS
## YEAR ENDED OCTOBER 31, 2021 AND 2020
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bioself Technology Ltd
London, the United Kingdom

We have reviewed the accompanying financial statements of Bioself Technology Ltd (the "Company,"), which comprise the balance sheet as of October 31, 2021 and October 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending October 31, 2021 and October 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 15, 2022
Los Angeles, California

**BIOSELF TECHNOLOGY LTD**

**BALANCE SHEET**

**(UNAUDITED)**

| As of October 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 159,267 | $ | 286,384 |
| Accounts receivable | | 177,444 | | 179,123 |
| Inventory | | 65,213 | | - |
| Prepaid expenses and other current assets | | 33,114 | | 305,312 |
| **Total current assets** | | **435,039** | | **770,819** |
| | | | | |
| Property and equipment, net | | - | | - |
| Intangible assets, net | | 305,891 | | 369,511 |
| **Total assets** | **$** | **740,930** | **$** | **1,140,330** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | | 627,787 | $ | 335,313 |
| Credit cards | | 9,347 | | - |
| Accrued expenses | | 249,146 | | 893 |
| Loan payable, current portion | | 12,796 | | 7,815 |
| Convertible Note | | 2,184,394 | | 727,500 |
| Accrued interest on Convertible Note | | 76,020 | | 50,776 |
| Forward Financing | | 168,064 | | - |
| Amount due from related parties | | 229 | | 232 |
| Deferred revenue | | 33,780 | | 407,167 |
| **Total current liabilities** | | **3,361,564** | | **1,529,696** |
| | | | | |
| Loan payable | | 33,249 | | 39,074 |
| Simple agreement for future equity (SAFEs) | | 640,001 | | - |
| **Total liabilities** | | **4,034,814** | | **1,568,770** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common stock | | 1,773 | | 1,755 |
| Additional paid-in capital | | 1,849,362 | | 1,080,800 |
| Accumulated other comprehensive income (loss) | | 94,788 | | (70,841) |
| Accumulated deficit | | (5,239,807) | | (1,440,153) |
| | | | | |
| **Total stockholders' equity** | | **(3,293,884)** | | **(428,440)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **740,930** | **$** | **1,140,330** |

*See accompanying notes to financial statements.*

**BIOSELF TECHNOLOGY LTD**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended October 31,** | **2021** | **2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 2,845,632 | $ 583,559 |
| Cost of net revenue | 2,072,268 | 412,780 |
| Gross profit | 773,364 | 170,779 |
| | | |
| Operating expenses | | |
| General and administrative | 2,484,900 | 1,011,333 |
| Sales and marketing | 906,944 | 271,493 |
| Total operating expenses | 3,391,844 | 1,282,826 |
| | | |
| Operating income/(loss) | (2,618,480) | (1,112,047) |
| | | |
| Change in fair value | 1,158,675 | - |
| Interest expense | 45,552 | 11,224 |
| Other Income | (23,053) | - |
| Other expense | - | 27,819 |
| Income/(Loss) before provision for income taxes | (3,799,654) | (1,151,090) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (3,799,654)** | **$ (1,151,090)** |

*See accompanying notes to financial statements.*

# BIOSELF TECHNOLOGY LTD

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## (UNAUDITED)

| (in , $US) | Common Stock Shares | Common Stock Amount | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Accumulated other comprehensive income (loss) | Total Shareholder Equity |
|---|---|---|---|---|---|---|
| **Balance—October 31, 2019** | 15,660,908 | **$ 1,566** | **$ 498,219** | **$ (289,064)** | **$ (4,503)** | **$ 206,218** |
| Issuance of Stock | 1,889,282 | 189 | 490,003 | | | 490,192 |
| Other comprehensive income (loss) | | | | | (66,339) | (66,339) |
| Share-Based Compensation | | | 92,577 | | | 92,577 |
| Net income/(loss) | | | | (1,151,090) | | (1,151,090) |
| **Balance—October 31, 2020** | 17,550,190 | 1,755 | 1,080,800 | $ (1,440,153) | $ (70,841) | **$ (428,440)** |
| Issuance of Stock | 184,691 | 18 | 33,200 | | | 33,218 |
| Other comprehensive income (loss) | | | | | 165,629 | 165,629 |
| Share-Based Compensation | | | 735,362 | | | 735,362 |
| Net income/(loss) | | | | (3,799,654) | | (3,799,654) |
| **Balance—October 31, 2021** | **17,734,881** | **$ 1,773** | **$ 1,849,362** | **$ (5,239,807)** | **$ 94,788** | **$ (3,293,884)** |

*See accompanying notes to financial statements.*

**BIOSELF TECHNOLOGY LTD**

**STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| For Fiscal Year Ended October 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (3,799,654) | $ | (1,151,090) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Amortization of intangibles | | 113,222 | | 90,073 |
| Depreciation of property and equipment | | - | | 990 |
| Share-based compensation | | 735,362 | | 92,577 |
| Other comprehensive income (loss) | | 165,629 | | (66,339) |
| Changes in operating assets and liabilities: | | | | |
| Account receivables, net | | 1,679 | | (179,123) |
| Inventory | | (65,213) | | - |
| Prepaid expenses | | 272,198 | | (301,051) |
| Due to related parties | | (2) | | 232 |
| Account payables | | 292,474 | | 239,780 |
| Credit cards | | 9,347 | | |
| Accrued expenses | | 248,254 | | (3,972) |
| Deferred revenue | | (373,387) | | 376,333 |
| Accrued interest on Convertible Note | | 25,244 | | 50,776 |
| **Net cash provided/(used) by operating activities** | | **(2,374,848)** | | **(850,813)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of intangible assets | | (49,602) | | (163,730) |
| **Net cash provided/(used) in investing activities** | | **(49,602)** | | **(163,730)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital contribution | | 33,218 | | 490,192 |
| Borrowing on promissory notes and loans | | | | 46,889 |
| Repayment of promissory notes and loans | | (844) | | |
| Borrowing on convertible notes | | 1,456,894 | | 727,500 |
| Borrowing on SAFEs | | 640,001 | | - |
| Forward financing | | 168,064 | | |
| **Net cash provided/(used) by financing activities** | | **2,297,333** | | **1,264,582** |
| | | | | |
| Change in cash | | (127,117) | | 250,038 |
| Cash—beginning of year | | 286,384 | | 36,346 |
| **Cash—end of year** | **$** | **159,268** | **$** | **286,384** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 45,552 | $ | 11,224 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Bioself Technology Ltd was incorporated on October 12, 2015 in the country of England. The financial statements of Bioself Technology Ltd (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in London, United Kingdom.

Bioself is the innovator and IP holder of the powerful, stress-reducing consumer system, Sensate, which uses a unique patent pending process to calm the fight-flight-freeze response and improve HRV (Heart Rate Variability) in an enjoyable and engaging way. This very simply and accessibly soothes stress instantly and without the need for skill or effort. As a groundbreaking innovation in wellness technology, Sensate uses the natural power of sonic resonance to calm body's nervous system, providing immediate relief and long-term benefits from regular use.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the October 31$^{st}$ as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2021, and October 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of October 31, 2021 and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to the finished goods are determined using a average cost method.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include software development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

**Income Taxes**

Bioself Technology LTD is a UK limited liability company for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of Sensate products.

**Cost of sales**

Costs of goods sold include the cost of equipment sold, distribution services, and supplies.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended October 31, 2021, and October 31, 2020 amounted to $906,945 and $271,493, which is included in sales and marketing expenses.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twleve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| As of Year Ended October 31, | 2021 | 2020 |
|---|---|---|
| Finished goods | 65,213 | |
| **Total Inventories** | **$ 65,213** | **$ -** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of Year Ended October 31, | 2021 | 2020 |
|---|---|---|
| Prepayments | - | 305,312 |
| Prepaid taxes | 33,114 | - |
| **Total Prepaids and Other Current Assets** | **$ 33,114** | **$ 305,312** |

## 5. INTANGIBLE ASSETS

As of October 31, 2021 and October 31, 2020, intangible asset consist of:

| As of Year Ended October 31, | 2021 | 2020 |
|---|---|---|
| Patent | $ 83,914 | $ 58,454 |
| Software development | 499,236 | 475,094 |
| **Intangible assets, at cost** | **583,150** | **533,548** |
| Accumulated amortization | (277,259) | (164,037) |
| **Intangible assets, Net** | **$ 305,891** | **$ 369,511** |

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended October 31, 2021 and 2020 were in the amount of $113,222 and $90,073, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of October 31, 2021:

| Period | Amortization Expense |
|---|---|
| 2022 | $ (113,222) |
| 2023 | (113,222) |
| 2024 | (79,446) |
| 2025 | |
| Thereafter | |
| **Total** | **$ (305,891)** |

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 50,000,000 shares of Common Shares with par value of $0.0001. As of October 31, 2021, and October 31, 2020, 17,734,881 shares and 17,550,190 shares, have been issued and are outstanding, respectively.

## 7. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 6,951,422 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of one year. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended October 31, | 2021 |
|---|---|
| Expected life (years) | 5.00 |
| Risk-free interest rate | 1.50% |
| Expected volatility | 39% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.
The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public Company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at October 31, 2019 | 1,655,178 | $ 0.10 | - |
| Granted | - | | |
| Execised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at October 31, 2020 | 1,655,178 | $ 0.10 | 9.68 |
| Exercisable Options at December 31, 2020 | 1,655,178 | $ 0.10 | 9.68 |
| Granted | 4,253,881 | $ - | |
| Execised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at October 31, 2021 | 5,909,059 | $ 0.10 | 8.68 |
| Exercisable Options at December 31, 2021 | 5,909,059 | $ 0.10 | 8.68 |

Stock option expenses for the years ended October 31, 2021, and October 31, 2020 were $735,362 and $92,577, respectively.

## 8. DEBT

### Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| | | | | | For the Year Ended October 2021 | | | | | For the Year Ended October 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtednes s |
| HSBC Bounce Back Loan Agreement | $ 46,096 | 2.50% | 5/23/2020 | 5/23/2025 | $ 1,151 | $ 1,151 | $ 12,796 | $ 33,249 | $ 46,046 | $ 1,172 | $ 1,172 | $ 7,815 | $ 39,074 | $ 46,889 |
| **Total** | | | | | **$ 1,151** | **$ 1,151** | **$ 12,796** | **$ 33,249** | **$ 46,046** | **$ 1,172** | **$ 1,172** | **$ 7,815** | **$ 39,074** | **$ 46,889** |

The summary of the future maturities is as follows:

| **As of Year Ended October 31, 2021** | |
|---|---|
| 2022 | $ 12,796 |
| 2023 | 12,796 |
| 2024 | 12,796 |
| 2025 | 7,656 |
| 2026 | |
| Thereafter | |
| **Total** | **$ 46,045** |

## SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended October 31, 2021 | 2020 |
|---|---|---|---|---|---|
| Safes I - XV | Fiscal Year 2021 | $ 12,000,000 | 20% | $ 640,001 | $ - |
| **Total SAFE(s)** | | | | **$ 640,001** | **$ -** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of Subscription Shares equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of Ordinary Shares equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Shares); and (ii) On par with payments for other SAFEs and/or Subscription Shares], and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Subscription Shares], the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Subscription Shares, in proportion to the full payments that would otherwise be due.

## Convertible Note(s)

Below are the details of the convertible notes:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended October 2021 Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | For the Year Ended October 2020 Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2020 Convertible Notes (various lenders) | $ 727,500 | 6.00% | 2020 | 4/30/2022 | 20,243 | 71,020 | 1,684,394 | | 1,755,414 | 50,777 | 50,777 | 727,500 | $ - | 778,277 |
| 2021 Convertible Notes (various lenders) | $ 500,000 | 1.00% | 10/15/2021 | 4/30/2022 | 5,000 | 5,000 | 500,000 | - | 505,000 | - | - | - | $ - | - |
| Total | $ 1,227,500 | | | | $ 25,243 | $ 76,020 | $ 2,184,394 | $ - | $ 2,260,414 | $ 50,777 | $ 50,777 | $ 727,500 | $ - | $ 778,277 |

The convertible notes are convertible into Common Shares at a conversion price. The conversion price means (x) with respect to a conversion pursuant to Qualified Equity Financing or Non-Qualified Equity Financing, the lesser of (A) the price per share of the Equity Securities sold to the investors in such financing and (B) the Valuation Cap Price Per Share and (y) with respect to a conversion pursuant to Maturity Conversion or Corporate Transaction; Initial Public Offering, the Valuation Cap Price Per Share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

## Forward Financing

On October 28, 2021, the Company entered into a Revenue Share Agreement with CFT Clear Finance Technology Corp in the amount of £199,000. It bears percentage discount of 6%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of October 31, 2021, the outstanding balance of this kind of financing is in the amount of $61,446 and entire amount is classified as the current liability.

On October 6, 2021, the Company entered into a Future receivables sales & merchant cash advance agreement with Wayflyer in the amount of £78. It bears a transaction fee of 4%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of October 31, 2021, the outstanding balance of this kind of financing is in the amount of $106,618 and entire amount is classified as the current liability.

## 9. INCOME TAXES

The provision for income taxes for the year ended October 31, 2021 and October 31, 2020 consists of the following:

| As of Year Ended October 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (721,934) | $ (218,707) |
| Valuation Allowance | 721,934 | 218,707 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at October 31, 2021, and October 31, 2020 are as follows:

| As of Year Ended October 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (972,362) | $ (250,428) |
| Valuation Allowance | 972,362 | 250,428 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of October 31, 2021 and October 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of October 31, 2021, and October 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of October 31, 2021, and October 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10. RELATED PARTY

During the past period, the Company borrowed from the directors in an immaterial amount and no contract have been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $229 and 232, respectively.

## 11. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 31, 2021, through March 15, 2022, which is the date the financial statements were available to be issued.

On December 23, 2021, the Company entered into a loan agreement with Aliunde, LLC, and entity owner by our Director Bertrand Velge, for $135,000. The loan is due on June 23, 2022, and bears interest at a rate of 1% per month. Aliunde, LLC was also granted additional consideration in the form of 329,268 options at an exercise price per share equal to the lower of; $0.41 per share, or the price per share paid by investors in a Qualified Equity Financing as defined in the Convertible Promissory Note executed between the parties on the 16th of October 2021. The share class of shares to be issued on exercise of the option shall be the same class of shares issued upon a Qualified Equity Financing. The options shall vest upon the execution of this agreement and shall expire on the fifth anniversary of this agreement.

On February 22, 2022, LRI Vision Partners Fund II GP, LLC added and additional $260,000 to their SAFE investment under the same terms as the previous SAFE investors as described in Note 8.

On March 1, 2022, the company became a wholly owned subsidiary of Sensate Inc, the US based company. The shareholders of the Company executed a share-for-share exchange with Sensate Inc., thereby keeping ownership on consolidated basis the same as presented here. In addition, the Convertible Notes and SAFE(s) will be reflected on the balance sheet of Sensate Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,618,480, an operating cash flow loss of $2,374,848, and liquid assets in cash of $159,267, which less than a year's worth of cash reserves as of October 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.